

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2012

Via E-mail
Mr. Derica W. Rice
Executive Vice President, Global Services,
and Chief Financial Officer
Eli Lilly and Company
Lilly Corporate Center
Indianapolis, IN 46285

Re: **Eli Lilly and Company**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 24, 2012
              File No. 001-06351

Dear Mr. Rice:

        We have reviewed your May 15, 2012 response to our April 20, 2012 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 1A. Risk Factors
Worsening economic conditions could adversely affect our business and operating results, page 13

1. We have considered the information that you provided in response to our prior comment one. If the reasonably likely effect of the worsening economic conditions including uncertainties of collecting outstanding accounts receivables and sustaining past revenue trends relating to customers in certain countries including Italy, Spain, Portugal and Greece could be material to results of operations, please provide us proposed disclosure to be included in MD&A in future periodic reports beginning with your Form 10-Q for the quarterly period ended June 30, 2012 that discloses the following by country segregated between public and private exposures:
    - Prior year and current year revenues;

- Amounts due and past due and the allowance for doubtful accounts at the balance sheet date; and
- The expected effects of the worsening economic conditions in these countries on future results of operations.

If you do not believe that the effect of the worsening economic conditions are reasonably likely to be material, please provide us your analysis supporting your conclusion and why these disclosures are therefore not necessary.

We are increasingly dependent on information technology systems and infrastructure, page 13

2. In response to our prior comment 2, you state that you have experienced unintentional, immaterial information disclosures involving domains such as privacy data, competitive intelligence, litigation and other similar sensitive business information, and immaterial operational interruptions as a result of malware that bypasses your security controls. In future filings, beginning with your next Form 10-Q, please state these facts in order to provide the proper context for your risk factors. Currently, your disclosure suggests that no such events have occurred.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comment one. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jennifer Riegel, Special Counsel, at (202) 551-3575 with questions on comment two. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant